SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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                                 AMENDMENT NO. 9
                                (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              -------------------

                       CROWN CENTRAL PETROLEUM CORPORATION
                              (Name of the Issuer)

                       CROWN CENTRAL PETROLEUM CORPORATION
                                 ROSEMORE, INC.
                            ROSEMORE HOLDINGS, INC.
                        ROSEMORE ACQUISITION CORPORATION
                            HENRY A. ROSENBERG, JR.
                       (Name of Persons Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $5.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $5.00 PER SHARE
                         (Title of Class of Securities)

                                   228219-10-1
                                   228219-30-9
                      (CUSIP Number of Class of Securities)


               THOMAS L. OWSLEY              EDWARD L. ROSENBERG
            CROWN CENTRAL PETROLEUM              ROSEMORE, INC.
                 CORPORATION               ONE NORTH CHARLES STREET
           ONE NORTH CHARLES STREET               SUITE 2300
           BALTIMORE, MARYLAND 21201       BALTIMORE, MARYLAND 21201
                (410) 539-7400                  (410) 347-7080

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

                                   COPIES TO:

               DAVID H. PANKEY               JOHN A. MARZULLI, JR.
              MCGUIREWOODS LLP                SHEARMAN & STERLING
             WASHINGTON SQUARE               599 LEXINGTON AVENUE
         1050 CONNECTICUT AVENUE, N.W.      NEW YORK, NEW YORK  10022
            WASHINGTON, D.C.  20036              (212) 848-4000
                (202) 857-1716

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

This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Exchange Act of 1934.
     c.  [ ]  A tender offer.
     d.  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in box (a) are preliminary copies. [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE



      TRANSACTION VALUATION*:                         AMOUNT OF FILING FEE:
--------------------------------------------------------------------------------

          $74,635,585.5                                  $14,927.12
--------------------------------------------------------------------------------




* For purposes of calculating the filing fee only. This calculation assumes the purchase of 7,108,151 shares (representing 2,450,868 and 4,657,283 shares of Class A and Class B common stock, respectively) at $10.50 per share in cash. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50 of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $14,927.12
     Form of Registration No.:  Schedule 14A Proxy Statement
     Filing Party:  CROWN CENTRAL PETROLEUM CORPORATION
     Date Filed:  May 15, 2000 and January 2, 2001

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                                  INTRODUCTION

     This Final Amendment, Amendment No. 9 (the "Final Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3, as so amended, is being jointly filed with the Securities and Exchange Commission (the "SEC") by Crown Central Petroleum Corporation ("Crown"), Rosemore, Inc. ("Rosemore"), Rosemore Holdings, Inc. ("Holdings") and Rosemore Acquisition Corporation ("RAC"), all of which are Maryland corporations, and Mr. Henry A. Rosenberg, Jr. This Final Amendment to the Transaction Statement relates to the consummation of the merger between Crown, Rosemore and RAC in accordance with the Agreement and Plan of Merger, dated as of December 17, 2000 (the "Merger Agreement"), among Crown, Rosemore and RAC pursuant to which RAC was merged with and into Crown, with Crown being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Crown common stock, other than shares held by Rosemore through its wholly owned subsidiary, Holdings, was converted into the right to receive $10.50 in cash.

     This Final Amendment is being filed with the SEC pursuant to the requirements of Rules 13e-3(d)(2) and 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended. Except as expressly set forth in this Final Amendment, all information in the Schedule 13E-3 remains unchanged.


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ITEM 15.    ADDITIONAL INFORMATION

            Item 15 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

            On March 7, 2001, the shareholders of Crown approved the merger of RAC with and into Crown with Crown surviving the merger and becoming an indirect wholly owned subsidiary of Rosemore. The merger received more than the required two-thirds of all the votes entitled to be cast on the merger at the meeting of the stockholders. The merger also received the requisite approval of a majority in interest of all shares, other than those owned by Rosemore and its affiliates. The merger, in which Crown's public stockholders will receive $10.50 in cash for each share of Crown stock, was consummated shortly after the meeting of stockholders was called to a close. On the same day, Crown issued a press release announcing the consummation of the merger. A copy of such press release has been filed as Exhibit
            (a)(11) hereto and is incorporated herein by reference.

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ITEM 16.        EXHIBITS

                Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information:

      (a)(11) Press Release, dated March 7, 2001, of Crown Central Petroleum Corporation


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                                   SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 (Final Amendment) to the Transaction Statement is true, complete and correct.


                                    ROSEMORE, INC.

                                    By: /s/ Edward L. Rosenberg
                                       -------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President and
                                           Chief Executive Officer
                                    Dated: March 7, 2001


                                    ROSEMORE HOLDINGS, INC.

                                    By: /s/ Edward L. Rosenberg
                                       --------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President
                                    Dated: March 7, 2001


                                    ROSEMORE ACQUISITION CORPORATION

                                    By: /s/ Edward L. Rosenberg
                                       --------------------------------
                                    Name: Edward L. Rosenberg
                                    Title: President and
                                           Chief Executive Officer
                                    Dated: March 7, 2001



                                    CROWN CENTRAL PETROLEUM CORPORATION


                                    By: /s/ John E. Wheeler, Jr.
                                       --------------------------------
                                    Name: John E. Wheeler, Jr.
                                    Title: Executive Vice President -
                                           Chief Financial Officer
                                    Dated: March 7, 2001



                                    HENRY A. ROSENBERG, JR.

                                    /s/ Henry A. Rosenberg, Jr.
                                    --------------------------------
                                    Name: Henry A. Rosenberg, Jr.
                                    Dated: March 7, 2001

                                                                EXHIBIT (a)(11)


FOR IMMEDIATE RELEASE
Baltimore, Maryland - March 7, 2001

                                                 Institutional Inquiries:
                                                 JOHN E. WHEELER, JR.
                                                 Executive Vice President and
                                                 Chief Financial Officer
                                                 (410) 659-4803

                                                 Press/Shareholder Inquiries:
                                                 J. STEVEN WISE, Manager,
                                                 Corporate & Government Affairs
                                                 (410) 659-4859

             Crown Central Stockholders Approve Merger with Rosemore
             -------------------------------------------------------

       Crown Central Petroleum Corporation (CNPa and CNPb on the American Stock Exchange) announced today that the merger between a subsidiary of Rosemore, Inc., Crown's largest stockholder, and Crown, received more than the required two-thirds of all the votes entitled to be cast on the merger at a meeting of stockholders held this morning. The merger also received the requisite approval of a majority in interest of all shares, other than those owned by Rosemore and its affiliates, that were present and voting at today's meeting. The merger, in which Crown's public stockholders will receive $10.50 in cash for each share of Crown stock, was consummated shortly after the meeting of stockholders was called to a close.

       On December 16, 2000, Crown's Board of Directors and the Independent Committee of the Board approved the definitive merger agreement among Rosemore, Rosemore's acquisition subsidiary, and Crown. The merger agreement was entered into as of December 17, 2000.

       Crown is the surviving corporation in the merger and is now an indirect wholly owned subsidiary of Rosemore. Crown will continue to operate as a separate company, with its own Board of Directors and management. Crown's stock will cease to be publicly traded at the close of business on March 7, 2001, which will be the last day on which the stock is traded.

       Henry A. Rosenberg, Jr., Chairman of Crown, stated, "We are extremely pleased with the result of today's vote. The stockholders' approval of the merger and the recent settlement of the labor dispute at the Pasadena refinery are both very positive developments that provide the Company with much needed stability. The last few years have been particularly difficult, but the resolution of these two matters clears the way for the Board to focus on the Company's future as a privately held subsidiary of Rosemore, Inc."

       Headquartered in Baltimore, MD since 1930, Crown operates two Texas refineries with a total capacity of 152,000 barrels per day, 329 Crown gasoline stations and convenience stores in the Mid-Atlantic and Southeastern U.S., and 13 product terminals along the Colonial, Plantation and Texas Eastern Products Pipelines.


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